FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL’S Q3 NUMBER OF SUBSCRIBERS REACHES 26.7 MILLION

Istanbul, Turkey: October 6, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that its total number of subscribers reached 26.7 million as of the end of the third quarter of 2005 up from 25.6 million in the second quarter of 2005, along with an increase of 4.3%. The growth in subscriber base compared to the third quarter of 2004 was realized at 19.7%.

In the third quarter of 2005, post-paid subscribers totalled 5.3 million and prepaid subscribers amounted to 21.4 million. On the back of a relative slowdown in domestic demand compared to the first half of the year, the number of net new additions to Turkcell’s subscriber base during the third quarter was realized at 1,132,000. Of the total gross new subscribers acquired in the third quarter of 2005; 10% were post – paid and the remaining 90% were pre-paid.

In the third quarter of 2005, Turkcell’s churn rate remained nearly flat at 2.5% levels compared to 2.6% in the second quarter of 2005. The churn rate in the third quarter of 2004 stood at 1.95% due to a milder competitive environment.

Mr. Muzaffer Akpinar, Turkcell’s CEO, commented “We are glad that the growth in our market continued during the third quarter, though at a slower pace, in line with our projections for the year. Accordingly, net additions during the quarter were in line with our expectations. Our intention remains to maintain our market leadership in our changing competitive landscape while sustaining a balance with our bottom line objectives. With this in mind, we continue our ‘Better Value for Money’ approach to effectively retain our subscriber base while increasing usage and penetration of our services.”

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 26.7 million postpaid and prepaid customers as of September 30, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 467 operators in 180 countries as of September 21, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine.

For further information please contact:

Contact:

Turkcell:	Citigate Dewe Rogerson:
Investors:	Europe:
Koray Ozturkler, Investor Relations	Sandra Novakov
Tel: +90-212-313-1500	Tel: +44-207282-1089
Email: koray.ozturkler@turkcell.com.tr	Email: sandra.novakov@citigatedr.co.uk
or
Ferda Atabek, Investor Relations	United States:
Tel: + 90-212-313-1275	Victoria Hofstad
Email: ferda.atabek@turkcell.com.tr	Tel: +1-212-687-8080
Email: vhofstad@sardverb.com
investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate
CommunicationsTel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr